

Mail Stop 3561

August 16, 2018

Via E-mail
Ms. Catherine P. Raw
Executive Vice President and Chief Financial Officer
Barrick Gold Corporation
161 Bay Street
P.O. Box 212
Toronto, Canada M5J 2S1

> **Re:** **Barrick Gold Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2017**
> **Filed March 26, 2018**
> **Response dated August 3, 2018**
> **File No. 001-09059**

Dear Ms. Raw:

We have reviewed your August 3, 2018 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2018 letter.

Form 40-F for the Fiscal Year Ended December 31, 2017

Note 4 – Acquisitions and Divestitures, page 116

1.	We note the disclosure included in your response to comment 2 states that the total consideration received by Barrick and Kinross implied a fair value of $1.2 billion for 100 percent of the Cerro Casale Project and as a result you reversed previously recorded impairment charges of $1.12 billion in the first quarter of 2017. Based on your disclosures in your Form 40-Fs for the years ended December 31, 2014 and 2016, we note that previous impairment charges taken on Cerro Casale in 2014 totaled $1.46 billion and that the remaining carrying value of the project was $444 million as of

December 31, 2016. Based on this information, it would appear that the total of the impairment reversal and existing carrying value of Cerro Casale at the time of the reversal exceeded the implied fair value of $1.2 billion. Please clarify how you determined the amount of the impairment reversal in light of these observations.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining